Exhibit 99.1

CC ACQUISITION GROUP, INC.
11100 Santa Monica Boulevard, Suite 800
Los Angeles, California 90025

December 1, 2005

Mr. Doy B. Henley, Chairman

Board of Directors

National R.V. Holdings, Inc.

3411 North Perris Blvd.

Perris, California 92571

Re:

National R.V. Holdings, Inc.

Dear Mr. Henley:

On November 21st, we presented you a proposal to purchase the outstanding shares of NVH for $6.25 per share. In that meeting, we suggested that we wished to pursue a “friendly” transaction and put forth a list of concerns that we felt highlighted reasons that the Company would be better off as a privately held firm. Later on that day, your CEO proactively called me to tell me that our bid would be taken “seriously”.

Given this background, we were disappointed by your letter. While we had no illusions that you would immediately accept our bid, we anticipated a healthy dialogue that would enable us to present our views to the Board and shareholders and see if it made sense to continue our discussions. At the very least, we expected a process that would have demonstrated to us why you believe there is value to the Company that was not reflected in our proposal.

We have a genuine interest in acquiring the Company, believe there are good reasons to act now, and believe that failing to have any discussions about our proposals is not in the best interests of the shareholders. We would appreciate the opportunity to determine whether, as your letter suggests, there is additional value in the Company that would justify an increase in our proposal or would help us suggest ways in which we could assist the board and management to improve the Company’s results of operations. As you know, we have a significant investment in the Company and would like to see that investment improve in value. We made our proposal because we believe significant changes are needed, including the obtaining of new financing, and because we believe these changes may be difficult to achieve in the public spotlight, particularly with the cost of compliance with public reporting rules as an added expense.

While your recent letter states that there is in place a concrete strategy which is the best course for maximizing shareholder value, it is worth noting that the issues that NVH is struggling with today are many of the same issues that have plagued the company for years. Excessive warranty costs, worker compensation issues, production inefficiencies, model changes, inventory balancing and overcapacity have all been recurring problems. Under such circumstances, we ask that you carefully consider whether your shareholders should be given the opportunity to accept a buyout proposal and whether discussions with us could lead to such an opportunity. While you may be willing to take the risk that conditions can improve under the current plan, they may feel differently. A fairly

Doy B. Henley, Chairman

December 1, 2005

presented, non-coercive offer to them may be the opportunity they seek. We are willing to work with you to give shareholders this opportunity and to abide by the decision of a majority of the holders not participating in our proposal.

We would welcome the opportunity to meet with you and your financial advisors to explore the alternatives available. We repeat our offer to enter into a confidentiality agreement, which would allow you to supplement the information available to us from your public filings. As noted, if you see opportunities which would justify a modification to our proposal, or could provide dealers, customers, suppliers and employees assurance we have the best interests of the Company in mind, we would welcome such a dialogue. But based on the historical results, we feel there is a risk to us and all other shareholders from continuing on the present course.

Very truly yours,

Bryant R. Riley

for CC Acquisition Group, Inc.

B. Riley & Co., Inc.

SACC Partners, L.P.